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FOR IMMEDIATE RELEASE                                                 EXHIBIT 99

Contact:         Erin Peacock/David Paine
                 PAINE & ASSOCIATES
                 (714) 755-0400


                 CORAM ENTERS INTO AGREEMENT TO ACQUIRE HMSS
                    HOUSTON-BASED HOME HEALTH CARE COMPANY

NEWPORT BEACH, Calif., August 2, 1994 -- Coram Healthcare Corp. (NYSE:CRH), the second largest home health infusion therapy company in the United States, announced today that the company has entered into an agreement to acquire Houston-based HMSS, one of the nation's premier home health care firms. HMSS is a wholly-owned subsidiary of Secomerica, Inc., a diversified holding company based in Newport Beach.

         The acquisition of HMSS, made as a cash purchase and subject to a Hart-Scott-Rodino filing, is expected to be completed by mid-September, pending regulatory approval. Terms of the acquisition were not disclosed.

         HMSS, through a sizable network of 20 branches across the country, provides intravenous therapy in homes, offices and schools, offering antibiotics, intravenous nutrition, chemotherapy, pain management and other infusion therapy systems.

         "HMSS is an exceptional fit with Coram, and its acquisition is extremely well-timed in that it allows us to integrate HMSS into our broader consolidation activities now underway," said James M. Sweeney, chairman and CEO of Coram Healthcare. "We expect to be able to immediately integrate HMSS's services and expertise, and to realize significant synergies among the two companies."





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CORAM TO ACQUIRE HMSS/PAGE 2

         Sweeney added that, "HMSS is well-known in the home infusion therapy industry as a leader in offering capitated contract arrangements with payors, and in using patient outcomes data to manage costs and improve patient care. Both capitation and outcome analysis are key areas of emphasis for Coram as well."

         Coram also was attracted by HMSS' strong management team and its solid relationships with managed care payors.

ACQUISITION A KEY STRATEGY

         The acquisition of HMSS is consistent with Coram's stated plan to seek additional strategic partners who can contribute immediately to its vision of creating a broad-based, national specialist in the treatment of patients with serious diseases such as cancer and AIDS.

         "Coram was created to take advantage of the anticipated consolidation of the industry, which is now very much underway and can be expected to accelerate rapidly in the coming year," Sweeney said. "We fully intend to be a leader in that movement and will continue to seek attractive acquisition partners who fit our strategy and offer significant opportunities for synergy through consolidation of services and resources.

         "In view of the significant challenges associated with merging several companies together, we are pleased with our progress to date, and are confident that we'll be able to quickly realize significant synergies that will position us as a leader in the delivery of cost-effective and quality alternate-site care."





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CORAM TO ACQUIRE HMSS/PAGE 3

         Michael S. Kaye, president and chief executive officer of Secomerica, noted, "We recognized the opportunities for HMSS to compete effectively long-term in an increasingly competitive managed care environment, could be greatly increased by joining forces with a dynamic organization such as Coram, which clearly has the vision and the resources needed to do well in this era of healthcare reform."

         Coram was formed as a result of what is believed to be the first four-way merger in history. The merger, completed on July 8, 1994, united T2 Medical, Curaflex Health Services, Medisys Inc., and HealthInfusion Inc. The companies, now Coram Healthcare Corp., provide a wide range of healthcare delivery services, including home infusion therapies, disease-specific outpatient care, lithotripsy, and physician practice management.


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